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                          ONE VOICE TECHNOLOGIES, INC.
                         6333 GREENWICH DRIVE, SUITE 240
                           SAN DIEGO, CALIFORNIA 92122



                                                  July 5, 2005


VIA EDGAR
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Mark P. Shuman, Branch Chief - Legal
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

     RE:  ONE VOICE TECHNOLOGIES, INC.
          REGISTRATION STATEMENT ON FORM SB-2, AS AMENDED
          FILED APRIL 18, 2005
          FILE NO. 333-124132

Ladies and Gentlemen:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), One Voice Technologies, Inc. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 10:00 a.m., Eastern Time, on Thursday July 7, 2005, or as soon thereafter as possible.

     We hereby acknowledge the following:

     o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                         ONE VOICE TECHNOLOGIES, INC.


                                         BY: /S/ DEAN WEBER
                                             ---------------------------
                                             NAME: DEAN WEBER
                                             TITLE: PRESIDENT